Mail Stop 3561

September 29, 2006

Mr. Murray Bailey
Chief Executive Officer & Chief Financial Officer
Aqua Dyne, Inc.
23011 Moulton Parkway A-10
Laguna Hills, California 92653

> **RE:** **Aqua Dyne, Inc.**
> **Form 10-KSB for Fiscal Year Ended December 31, 2005**
> **Form 10-QSB for Quarterly Period Ended March 31, 2006**
> **Form 10-QSB for Quarterly Period Ended June 30, 2006**
> **Filed March 20, 2006, May 11, 2006 and August 10, 2006**
> **File No. 000-32863**

Dear Mr. Bailey:

 We have reviewed the responses in your letter dated August 31, 2006 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for Year Ended December 31, 2005

Item 7. Financial Statements, page 15

Consolidated Statements of Cash Flows, page 22

1. We reviewed your response to comment 3 from our comment letter dated August 8, 2006. It is still unclear to us why the effect of the exchange rate on cash approximates the difference in the transaction gain or loss in the periods

presented. In order to provide clarification please provide us your consolidated statements of cash flows for each of the periods presented prepared in accordance with SFAS 95 and your computations of the effect of exchange rate changes on cash. See Example 2 of Appendix C of SFAS 95 for an example computation of the effect of exchange rate changes on cash. In addition, you did not address a portion of our prior comment; therefore it is repeated. Please tell us what the translation adjustments to equity referred to in your response to comment 8 from our letter dated June 30, 2006 represent. Lastly, tell us how the amounts of operating, investing and financing cash flows and the effect of exchange rate changes on cash balances held in foreign currencies reported in your statements of cash flows for the periods ended March 31, 2006 and June 30, 2006 would change had you reported the effect of exchange rate changes on cash balances held in foreign currencies in accordance with the SFAS 95.

Exhibit 31

2. We reviewed your response to comment 2 from our letter dated August 8, 2006 and the proposed certification included in the marked copy of Amendment No. 1 submitted to us. Your certification should read exactly as set forth in Item 601(b)(31) of Regulation S-B. Please replace all references to "Registrant" with "small business issuer." Please also similarly revise the certification included in the marked copy of Amendment No. 1 to Form 10-Q submitted to us as well as in future filings.

Form 10-QSB for Quarterly Period Ended June 30, 2006

Item 1. Financial Statements, page 3

Statement of Changes in Stockholders' Equity, page 5

3. Based on review of Note 5 and the consolidated statements of cash flows it appears that in the six months ended June 30, 2006 you recorded an expense of $51,444 for services performed with an offsetting credit to shares subscribed, an equity account. These shares were issued in July 2006. With specific reference to your basis in GAAP, please tell us why the transactions should be recorded prior to the issuance of the shares, why your entries affected your shares subscribed account and whether you had incurred a liability as of June 30, 2006.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to William Thompson, Assistant Chief Accountant, at (202) 551-3344. Any other questions may be directed to me at (202) 551-3849.

Sincerely,

James A. Allegretto
Senior Assistant Chief
Accountant